Flagstar Bancorp, Inc. (NYSE: FBC)

Earnings Presentation
1st Quarter 2015

April 28, 2015

Cautionary statement

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions, and forecasts of future events, circumstances and results. However, they are not guarantees of future performance and are subject to known and unknown risks, uncertainties, contingencies and other factors. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements The Company's actual results or outcomes may vary materially from those expressed or implied in a forward-looking statement. Accordingly, we cannot and do not provide you with any assurance that our expectations will in fact occur or that actual results will not differ materially from those expressed or implied by such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Factors that could cause future results to differ materially from historical performance and these forward-looking statements include, but are not limited to, the following items:

1. General business and economic conditions, including unemployment rates, movements in interest rates, the slope of the yield curve, any increase in mortgage fraud and other related activity and the changes in asset values in certain geographic markets, that affect us or our counterparties;
2. Volatile interest rates, and our ability to effectively hedge against them, which could affect, among other things, (i) the overall mortgage business, (ii) our ability to originate or acquire loans and to sell assets at a profit, (iii) prepayment speeds, (iv) our cost of funds and (v) investments in mortgage servicing rights;
3. The adequacy of our allowance for loan losses and our representation and warranty reserves;
4. Changes in accounting standards generally applicable to us and our application of such standards, including in the calculation of the fair value of our assets and liabilities;
5. Our ability to borrow funds, maintain or increase deposits or raise capital on commercially reasonable terms or at all and our ability to achieve or maintain desired capital ratios;
6. Changes in material factors affecting our loan portfolio, particularly our residential mortgage loans, and the market areas where our business is geographically concentrated or further loan portfolio or geographic concentration;
7. Changes in, or expansion of, the regulation of financial services companies and government-sponsored housing enterprises, including new legislation, regulations, rulemaking and interpretive guidance, enforcement actions, the imposition of fines and other penalties by our regulators, the impact of existing laws and regulations, new, changed or reduced roles or guidelines of government-sponsored entities, changes in regulatory capital ratios, and increases in deposit insurance premiums and special assessments of the Federal Deposit Insurance Corporation;
8. Our ability to comply with the terms and conditions of the Supervisory Agreement with the Board of Governors of the Federal Reserve and the Bank's ability to comply with the Consent Order of the Office of Comptroller of the Currency and the Consent Order of the Consumer Financial Protection Bureau and our ability to address any further matters raised by these regulators, and other regulators or government bodies;
9. Our ability to comply with the terms and conditions of the agreement with the U.S. Department of Justice and the impact of compliance with that agreement and our ability to accurately estimate the financial impact of that agreement, including the fair value and timing of the future payments;
10. The Bank's ability to make capital distributions and our ability to pay dividends on our capital stock or interest on our trust preferred securities;
11. Our ability to attract and retain senior management and other qualified personnel to execute our business strategy, including our entry into new lines of business, our introduction of new products and services and management of risks relating thereto, and our competing in the mortgage loan originations, mortgage servicing and commercial and retail banking lines of business;
12. Our ability to satisfy our mortgage servicing and subservicing obligations and manage repurchases and indemnity demands by mortgage loan purchasers, guarantors and insurers;
13. The outcome and cost of defending current and future legal or regulatory litigation, proceedings or investigations;
14. Our ability to create and maintain an effective risk management framework and effectively manage risk, including, among other things, market, interest rate, credit and liquidity risk, including risks relating to the cyclicality and seasonality of our mortgage banking business, litigation and regulatory risk, operational risk, counterparty risk and reputational risk;
15. The control by, and influence of, our majority stockholder;
16. A failure of, interruption in or cybersecurity attack on our network or computer systems, which could impact our ability to properly collect, process and maintain personal data, ensure ongoing mortgage and banking operations, or maintain system integrity with respect to funds settlement;
17. Our ability to meet our forecasted earnings such that we would need to establish a valuation allowance against our deferred tax asset; and
18. Our ability to remediate the material weakness in our internal control over financial reporting and to implement effective internal control over financial reporting and disclosure controls and procedures in the future and the risk of future misstatements in our financial statements if we do not complete our remediation in a timely manner or if our remediation plan is inadequate.

Factors that may cause future results to differ materially from historical performance and from forward-looking statements, including but not limited to the factors listed above, may be difficult to predict, may contain uncertainties that materially affect actual results, and may be beyond our control. Also, new factors emerge from time to time, and it is not possible for our management to predict the occurrence of all such factors or to assess the effect of each such factor, or the combined effect of several of the factors at one time, on our business. Any forward-looking statement speaks only as of the date on which it is made. Except to fulfill our obligations under the U.S. securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made.

Executive Overview

Sandro DiNello, CEO

Flagstar Bancorp

1st quarter key highlights

Solid core franchise	• Largest bank headquartered in Michigan, with $11.6 billion in assets, $7.5 billion of deposits and 107 branches • Mortgage origination (9th largest) and servicing (top 20) franchises have national scale
Strong profitability	• Net income of $31 million or $0.43 per diluted share in 1Q15, up $20 million or $0.36 per diluted share • Positive operating leverage, led by 15% increase in revenue and 2% decline in expenses • Average interest earning assets increased 8%; warehouse lending increased 15%
Higher net gain on loan sales	• Noninterest income increased $20 million to $118 million, up 20% from 4Q14 - Net gain on loan sales up 71%, led by 40 bps margin increase and 17% rise in fall-out adjusted lock volume - Partially offset by impact of faster prepayments on net return on the mortgage servicing asset and loan administration income
Expense discipline	• Noninterest expense declined $2 million to $137 million, down 2% from 4Q14 - Asset resolution expense decreased $6 million due to sustained de-risking efforts - Partially offset by approximately $3 million of higher expense related to increased mortgage origination activity
Improved asset quality	• Sold $331 million of lower performing loans - Adjusted charge-offs improved to 45 bps - Provision expense decreased $8 million, reflecting the release of excess reserves associated with loan sales - Allowance to loans held for investment remained strong at 5.7%
Robust capital and liquidity	• Tier 1 leverage remains solid at 12.0%; limited impact of Basel III phase-in • Increased on-balance sheet liquidity to 20.6% of total assets[1]

1) Liquid assets include interest earning deposits and investment securities; a 5% haircut is applied to investment securities to estimate liquidation costs.

Flagstar Bancorp

Financial Overview

Jim Ciroli, CFO

Flagstar Bancorp

Quarterly income comparison

$mm

	Q1 2015	Q4 2014	Variance
Net interest income	$64.9	$61.3	$3.6
Provision for loan losses	(3.5)	5.0	8.4
Net interest income after provision for loan losses	68.4	56.3	12.1
Net gain on loan sales	91.3	53.5	37.8
Loan fees and charges	17.0	16.8	0.2
Loan administration income	4.3	5.5	(1.1)
Net return on the mortgage servicing asset	(2.4)	1.6	(4.0)
Representation and warranty provision	1.5	6.1	(4.6)
Other noninterest income	6.6	15.0	(8.5)
Total noninterest income	118.3	98.4	19.9
Gain sale / total revenue	*49%*	*35%*	*14%*
Compensation and benefits	60.8	59.0	(1.8)
Commissions	10.4	9.3	(1.1)
Other noninterest expenses	65.8	71.0	5.2
Total noninterest expense	137.0	139.2	2.2
Adjusted efficiency ratio (1)	*75%*	*91%*	*15%*
Income before income taxes	**49.7**	**15.5**	**34.2**
Provision for income taxes	18.2	4.4	(13.8)
Net income	**$31.5**	**$11.1**	**$20.4**
Diluted earnings per share	**$0.43**	**$0.07**	**$0.36**
Profitability			
Net interest margin	2.75%	2.80%	-5 bps
Mortgage rate lock commitments, fallout adjusted	$7,185	$6,156	$1,029
Gain on loan sale margin(2)	1.27%	0.87%	40 bps

1) See non-GAAP reconciliation in the appendix.
2) Expressed as a percent of fallout adjusted locks.

Observations

A Provision for loan losses

- 1st quarter provision for loan losses benefited from:
  - the sale of troubled debt restructuring loans that released excess reserves
  - improved asset quality & delinquencies
- NIM decline primarily due to increased FHLB advances offset by increased interest income

B Net gain on loan sales / net return on MSR

- Substantial increase in net gain on loan sales resulted from:
  - 40 bps margin increase driven by economic factors and customer service enhancements
  - 17% increase in fall-out adjusted locks
- Net return on MSR decreased due to first quarter CPR of ~22%

C Other noninterest income

- Reduction in the fair value of HELOCs

D Noninterest expense

- Noninterest expense declined 2%
  - $6 million lower asset resolution expense due to sustained de-risking efforts
  - Approximately $3 million higher expense related to increased mortgage originations

E Provision for income taxes

- The effective tax rate for the first quarter increased to 36.6%, resulting from year end state tax true-ups and a lower level of pre-tax income

Flagstar Bancorp

Credit related costs

- Lower credit-related costs driven by sustained efforts to de-risk the balance sheet

Quarterly credit-related costs, adjusted[1] ($mm)


Provision for loan losses
Representation and warranty provision
Asset resolution expense
$122
12
112
(2)
$29
18
5
6
$24
14
8
$12
13
5
(6)
$3
8
(3)
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

1) See non-GAAP reconciliations in the appendix for excluded items in Q3 2014.

Balance sheet highlights

1st Quarter 2015

$mm	3/31/2015	12/31/2014	Variance
Total Assets	**$11,571**	**$9,840**	**$1,731**
Cash and cash equivalents	$241	$136	$105
Investment securities	2,295	1,672	623
Liquid assets	**$2,536**	**$1,808**	**$728**
Residential first mortgages	$2,013	$2,194	($181)
Consumer loans[(1)]	492	436	56
Commercial loans[(1)]	1,043	1,049	(6)
Warehouse loans	1,083	769	315
Loans, held for investment	**$4,631**	**$4,448**	**$183**
Loans held for sale	2,097	1,244	853
Loans with government guarantees	704	1,128	(424)
Total loans	**$7,432**	**$6,820**	**$612**
Mortgage servicing rights	$279	$258	$21
Book value per common share	$20.43	$19.64	$0.79

Observations

Balance sheet growth

- Total assets up 18% to $11.6B
- Asset growth led by loans HFS, investment portfolio and warehouse lending

Strong balance sheet

- Deposits are a significant portion of our funding
  - Total deposits comprise 74% of liabilities
  - Core deposits comprise 45% of liabilities
- Common equity / assets of 10%

Book value per share

- Price to book of 74% based on closing price as of April 27, 2015

1) Consumer loans include second mortgage, HELOC and other consumer loans; commercial loans include commercial real estate and commercial & industrial loans.

Asset quality

- Sale of performing TDRs significantly enhanced asset quality

Performing TDRs and NPLs ($mm)


Peforming TDRs
NPLs
$485
$492
$473
$482
$195
111
120
107
120
84
374
372
366
362
111
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015

Net charge-offs ($mm)


Charge-offs
Charge-offs from asset sales
$40.5
36.0
$12.3
2.3
10.0
$7.2
7.2
$13.1
6.3
6.8
$9.0
3.0
6.0
4.6
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Allowance coverage[1] (% of loans HFI)


Total
Consumer
Commercial
10.9%
10.8%
11.1%
11.0%
9.5%
8.1%
7.4%
7.6%
7.0%
5.7%
1.7%
1.9%
1.7%
1.5%
2.0%
3/31/14
6/30/14
9/30/14
12/31/14
3/31/15

Representation & warranty ($mm)


Pipeline
Reserve
$69
$48
$54
$50
$31
$57
$43
$53
$58
$53
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015

1) Excludes loans carried under the fair value option.

Flagstar Bancorp

Robust capital and liquidity

1st Quarter 2015

- Flagstar continues to maintain strong capital ratios with the partial phase-in of Basel III regulations

Basel III phase-in as of 3/31/15 vs 12/31/14 pro forma[(1)]


12/31/14 pro forma
3/31/15
12.5%
12.0%
16.7%
15.4%
23.3%
21.3%
24.6%
22.6%
Tier 1 leverage
CET-1 to RWA
Tier 1 to RWA
Total RBC to RWA

1) Please see non-GAAP tables in the appendix.

Pro-forma capital ratios as of 3/31/15[(1)]


3/31/2015
Basel III fully phased-in
Basel III & payoff TARP
12.0%
10.3%
7.0%
15.4%
9.4%
8.3%
Tier 1 Leverage
CET-1 to RWA

1) Please see non-GAAP tables in the appendix.

Impact of asset growth

- Planned loan growth and higher levels of loans held for sale reduced capital ratios

Basel III implementation overview

- 3 year phase-in period, starting January 1, 2015 – January 1, 2018
- DTA and MSR assets are limited to 10% individually and 15% on a combined basis of common equity Tier 1 capital (CET-1)
- DTA and MSR assets are weighted at 250% of the amount included in risk weighted assets (RWA)
- Average quarterly assets, rather than end of period assets, are measured for the Tier 1 leverage ratio

Flagstar Bancorp

Business Segment Overview

Lee Smith, COO

Community banking

1st Quarter 2015

- Flagstar is investing in its community banking franchise to diversify and grow its earnings stream

Average commercial loans ($bn)



Commercial and Industrial
Commercial Real Estate
Warehouse
$0.9
0.3
0.4
0.2
$1.2
0.4
0.5
0.3
$1.5
0.6
0.6
0.4
$1.5
0.5
0.6
0.4
$1.7
0.6
0.6
0.4
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Commercial loan total commitments ($bn)



Commercial and Industrial
Commercial Real Estate
Warehouse
$3.0
1.9
0.6
0.5
$2.9
1.6
0.6
0.6
$2.8
1.4
0.7
0.6
$3.1
1.6
0.8
0.7
$3.2
1.7
0.8
0.7
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015

Average consumer loans ($bn)



Residential First
Residential Second
Other Consumer
$2.9
2.6
$2.7
2.4
$2.6
2.3
$2.5
2.2
$2.6
2.2
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Average deposits[1] ($bn)



Retail excluding CDs
Retail CDs
Government
$5.6
0.7
1.0
3.9
$5.8
0.8
0.9
4.1
$6.2
0.9
0.9
4.3
$6.3
1.0
0.8
4.5
$6.4
1.0
0.8
4.7
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

1) Excludes company controlled deposits which are not included as part of community banking.

Flagstar Bancorp

Mortgage originations

- Flagstar has enhanced its mortgage originations business to improve customer service and profitability

Closings by purpose[1] ($bn)



Purchase originations
Refinance originations
$4.9
$6.0
$7.2
$6.6
$7.2
2.1
2.8
2.1
3.9
2.7
4.5
3.1
3.5
4.6
2.6
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Conforming (%)	60%	62%	61%	62%	64%

Fallout adjusted locks ($bn)



$4.9
$6.7
$6.3
$6.2
$7.2
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Closings by mortgage type[1] ($bn)



Conventional
Government
Jumbo
$4.9
$6.0
$7.2
$6.6
$7.2
1.2
3.0
1.5
3.7
1.9
4.4
1.6
4.1
1.4
4.6
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

FHA (%)	16%	16%	15%	14%	12%

Gain on loan sale[1] – revenue and margin



$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
2.00%
1.50%
1.00%
0.50%
0.00%
$45.3
$54.8
$52.2
$53.5
$91.3
0.93%
0.82%
0.83%
0.87%
1.27%
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

1) Closings refer to residential first mortgage loans originated during the quarter

1) Based on fallout adjusted locks.

Flagstar Bancorp

Mortgage servicing

1st Quarter 2015

- Flagstar continues to execute on its MSR sales strategy to manage concentration levels

Loans serviced ('000)



Serviced for Others
Subserviced for Others
Flagstar Loans HFI
376
34
195
146
3/31/2014
372
32
213
127
6/30/2014
388
27
238
123
9/30/2014
383
26
238
118
12/31/2014
385
27
231
126
3/31/2015

$ UPB of MSRs sold[1] ($bn)



$0.5
Q1 2014
$8.8
Q2 2014
$4.9
Q3 2014
$6.4
Q4 2014
$2.8
Q1 2015

1) Includes bulk and flow sales.

Breakdown of loans serviced



HFI / Other
7%
Fannie
47%
Ginnie
37%
Freddie
8%

MSR / regulatory capital[1]



MSR to Tier 1 Common
MSR to Tier 1 Capital
86%
56%
37%
22%
50%
28%
42%
24%
45%
25%
39%
22%
31%
22%
9/30/13
12/31/13
3/31/2014
6/30/2014
9/30/14
12/31/2014
3/31/2015

1) Regulator ratios reported under Basel III as of 3/31/2015 and Basel 1 as of 12/31/2014. Please see appendix for non-GAAP calculations.

Flagstar Bancorp

Interest-only loan portfolio

Overview

1st Quarter 2015

- Flagstar's continues to effectively manage the reset risk of its I/O portfolio on a pro-active basis

Key highlights

- Flagstar retains a $552mm IO portfolio that will reset from 2015-17
- The portfolio is well seasoned and naturally running off, with 69% <90% LTV
- I/O reserve was $88mm at the end of Q1 2015
- Flagstar is aggressively managing this portfolio with proactive calling campaigns and refinancing/modification opportunities
  - 100% right party contact for resets that occurred during Q1 2015
  - 97.5% right party contact for resets that will occur during Q2 2015
- 47% of portfolio is in CA/FL where it benefits from significant house price appreciation

I/O reset by year



UPB ($mm)
Payment shock to average current monthly payment
Payment shock to average original monthly payment
$236
106%
13%
$52
103%
3%
$229
79%
13%
$35
97%
9%
2015
2016
2017
Thereafter

FICO & LTV (as of March 31, 2014)

		Current LTVs											
		$						%					
		<70	70-79	80-89	90-99	100+	Total	<70	70-79	80-89	90-99	100+	Total
Current FICOs	740+	$85	$60	$57	$55	$32	$288	15%	11%	10%	10%	6%	52%
	700-739	$27	$15	$30	$21	$13	$107	5%	3%	6%	4%	2%	19%
	660-699	$17	$11	$16	$20	$9	$72	3%	2%	3%	4%	2%	13%
	620-659	$8	$9	$13	$7	$5	$42	1%	2%	2%	1%	1%	8%
	<620	$13	$9	$9	$7	$5	$43	2%	2%	2%	1%	1%	8%
	Total	**$150**	**$104**	**$126**	**$110**	**$63**	**$552**	**27%**	**19%**	**23%**	**20%**	**11%**	**100%**

Flagstar Bancorp

Interest-only loan portfolio (cont'd)

Aging of cash flow resets

1st Quarter 2015

- Flagstar continues to see strong performance on reset I/O loans

Cash flow resets by payments made after reset



through 12/31/14
through 3/31/15
15
11
64
72
52
107
22
92
279
229
84
248
2 Payments
3 Payments
4 Payments
5 Payments
6 - 11 Payments
12 or More Payments

%	2 Payments	3 Payments	4 Payments	5 Payments	6 - 11 Payments	12 or More Payments
%	1.4%	9.5%	14.1%	12.1%	30.2%	32.7%

Note: January 1, 2013 through March 31, 2015

Resets through March 31, 2015

	Quantity	UPB ($mm)	UPB %
Paid in full	367	$129	24.9%
Cash flow resets	759	212	40.9%
Loan Sales	292	102	19.7%
Modifications	36	11	2.1%
Charge-off / foreclosure	141	37	7.1%
Default servicing	38	11	2.1%
Total resolutions	**1,633**	**$501**	**96.8%**
In-process	63	16	3.2%
Total resets	**1,696**	**$518**	**100.0%**

Flagstar Bancorp

Adjusted noninterest expenses[1]

- Flagstar expense discipline is substantially contributing to positive operating leverage

Annualized noninterest expense run-rate[1] ($mm)



Fixed expense
Variable expense
$800
$600
$400
$200
$0
$742.0
130.8
611.2
$617.2
82.4
534.8
$547.7
72.4
475.3
1H 2013
2H 2013
FY 2014

Quarterly noninterest expenses[1] ($mm)



Fixed expense
Variable expense
$200
$150
$100
$50
$0
$139.3
15.0
124.3
$128.5
16.7
111.8
$140.8
20.8
120.0
$139.2
19.9
119.3
$137.0
22.1
114.9
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Note: Fixed expenses include compensation and benefits, occupancy and equipment, FDIC premiums, asset resolution, legal and professional expense, and other noninterest expense; Variable expenses include commissions and loan processing expense

1) See non-GAAP reconciliations in the appendix for excluded items. Quarters with adjusted totals include Q2 2014 and Q3 2014.

Flagstar Bancorp

Closing Remarks / Q&A

Sandro DiNello, CEO

Guidance[1][2]

2015 2nd quarter outlook	
Net interest income and margin	• Net interest income increases approximately 10% • Earning assets grows modestly, led by loans held-for-investment • Net interest margin remains stable
Mortgage originations	• Fallout adjusted mortgage locks remain flat; seasonal effect of Q2 will likely replace the benefit of low rates in Q1 • Mortgage closings increase 10 - 15%
Gain on loan sales	• Gain on loan sale margin expected to decline
Net servicing revenue	• Net loan administration income to remain flat • Net return on the mortgage servicing to remain under pressure given elevated prepayment rates
MSR to Tier 1 capital ratio	• MSR to Tier 1 ratio consistent with 3/31/15 levels
Credit related costs	• Provision for loan losses in Q2 to approximate Q1 charge-offs (adjusted for loan sales) • No material change in allowance for loan losses anticipated • Asset resolution expenses and representation and warranty expected to remain flat
Noninterest expenses	• Noninterest expenses to be between $135 - $140 million.
Income tax expense	• Effective rate in Q1 is expected to remain constant for Q2

1) See cautionary statements on slide 1.
2) All assumptions and estimates are subject to change and may impact 2015 2nd quarter outlook.

Appendix

Flagstar® Bancorp

Strong core franchise

Community bank

- Largest Michigan based bank
- #7 in deposit market share
- $11.6bn of assets
- $7.5bn of deposits
- 107 branches

Mortgage originator

- 9th largest originator nationally
- Originated more than $25bn of residential mortgage loans during the last 12 months

Mortgage servicer

- 17th largest combined servicer of mortgage loans nationwide
- Currently servicing nearly 400k loans
- Scalable mortgage platform to service up to 1mm loans


107
Branches in Michigan
16
Home loan offices in 11 states
6
Wholesale offices in 5 states
WA
CA
AZ
TX
MO
IL
OH
NY
CT
RI
NJ
DE
MD
NC
GA
FL
MI
Branches
Home lending offices
Wholesale offices

Flagstar Bancorp

Substantial progress rebuilding Flagstar

	2013						2014				2015
Risk mitigation	**5/2/13** Settlement with MBIA for $110mm	**6/21/13** Settlement with Assured Guaranty for $105mm	**11/6/13** Settlement with Fannie Mae R&W liability of $121mm for pre-2009 mortgages	**12/30/13** Settlement with Freddie Mac R&W liability of $11mm for pre-2009 mortgages	**FY 2013** Completed the sales of $508mm UPB of NPLs and TDRs		**Q1 2014** Bolstered LLR by $100mm to raise resi I/O loss estimation from 12 to 18 months	**9/29/14** Settlement with CFPB related to loss mitigation and default servicing practices	**FY 2014** Completed the sales of $72mm UPB of NPLs and TDRs		**Q1 2015** Completed the sales of $331mm UPB of NPLs and TDRs
Management	**3/4/13** Mike Flynn becomes General Counsel	**5/17/13** Sandro DiNello becomes CEO, Lee Smith becomes COO					**6/23/14** Stephen Figliuolo becomes CRO	**8/4/2014** James Ciroli becomes CFO	**12/1/2014** Andy Fornarola becomes Director of Community Banking		
Achievements	**7/17/13** Announced outsourcing of default servicing and intent to service only performing	**8/28/13** Announced marketing partnership with Detroit Red Wings	**12/18/13** Announced sale of $40.7bn of MSRs to Two Harbors, retaining subservicing	**Q4 2013** Repaid $2.9bn of high cost FHLB advances	**1/16/14** Announced restructuring to complete ~$200mm of operating expense reductions		**1/22/14** Announced reversal of $410mm DTA valuation allowance				

Flagstar Bancorp

Consolidated financial highlights

1st Quarter 2015

$mm

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Balance Sheet					
Gross loans HFS	$1,674	$1,343	$1,469	$1,244	$2,097
Gross loans HFI	$4,020	$4,359	$4,185	$4,448	$4,631
Government guaranteed loans	$1,267	$1,218	$1,192	$1,128	$704
MSR	$320	$289	$285	$258	$279
Total assets	$9,611	$9,933	$9,625	$9,840	$11,571
Deposits	$6,310	$6,644	$7,234	$7,069	$7,549
FHLB borrowings	$1,125	$1,032	$150	$514	$1,625
Trust preferred	$247	$247	$247	$247	$247
Preferred equity	$267	$267	$267	$267	$267
Common equity	$1,085	$1,119	$1,085	$1,106	$1,153
% common equity of total assets	**11.3%**	**11.3%**	**11.3%**	**11.2%**	**10.0%**
Income Statement					
Net interest income	$58	$62	$64	$61	$65
Gain on loan sales	$45	$55	$52	$54	$91
Other noninterest income	$30	$48	$33	$45	$27
Noninterest expense	($139)	($121)	($179)	($139)	($137)
Pre-provision net revenue (expense)	($6)	$44	($30)	$20	$46
Provision for loan losses	($112)	($6)	($8)	($5)	$4
Income (loss) before taxes	($118)	$37	($38)	$16	$50
PPNR / average assets	**-0.3%**	**1.8%**	**-1.2%**	**0.8%**	**1.7%**
Credit					
ALLL	$307	$306	$301	$297	$253
ALLL as a % of loans HFI (excl FV)	8.1%	7.4%	7.6%	7.0%	5.7%
NPAs to total assets	1.48%	1.54%	1.40%	1.42%	0.87%
Operations					
Number of banking centers	106	106	106	107	107
Number of loan origination centers	33	32	32	16	16
# of employees	2,798	2,741	2,725	2,739	2,680

Flagstar Bancorp

Consolidated financial highlights

$mm	2009	2010	2011	2012	2013	2014
Balance Sheet						
Gross loans HFS	$1,970	$2,585	$1,801	$3,940	$1,480	$1,244
Gross loans HFI	$7,714	$6,305	$7,039	$5,438	$4,056	$4,448
Government guaranteed loans	$826	$1,675	$1,899	$1,841	$1,274	$1,128
MSR	$649	$580	$510	$711	$285	$258
Total assets	$14,013	$13,644	$13,637	$14,082	$9,407	$9,840
Deposits	$8,778	$7,998	$7,690	$8,294	$6,140	$7,069
FHLB borrowings	$3,900	$3,725	$3,953	$3,180	$988	$514
Trust preferred	$299	$247	$247	$247	$247	$247
Preferred equity	$244	$249	$255	$260	$266	$267
Common equity	$353	$1,010	$825	$899	$1,160	$1,106
% common equity of total assets	**2.5%**	**7.4%**	**6.0%**	**6.4%**	**12.3%**	**11.2%**
Income Statement						
Net interest income	$219	$211	$245	$297	$187	$246
Gain on loan sales	$501	$297	$301	$991	$402	$206
Other noninterest income	$22	$157	$85	$30	$250	$155
Noninterest expense	($680)	($611)	($635)	($990)	($918)	($579)
Pre-provision net revenue (expense)	$63	$54	($4)	$329	($79)	$28
Provision for loan losses	($504)	($426)	($177)	($276)	($70)	($132)
Income (loss) before taxes	($442)	($373)	($181)	$53	($149)	($103)
PPNR / average assets	**0.4%**	**0.4%**	**-0.0%**	**2.4%**	**-0.7%**	**0.3%**
Credit						
ALLL	$524	$274	$318	$305	$207	$297
ALLL as a % of loans HFI (excl FV)	6.8%	4.4%	4.5%	5.6%	5.4%	7.0%
NPAs to total assets	9.2%	4.4%	4.4%	3.7%	2.0%	1.4%
Operations						
Number of banking centers	165	162	113	111	111	107
Number of loan origination centers	32	27	27	31	39	16
# of employees	3,411	3,279	3,136	3,662	3,253	2,739

Deposits

Portfolio and strategy overview

- **Flagstar gathers deposits from consumers, small businesses and select governmental entities**
  - Traditionally, CDs and savings accounts represented the bulk of our branch-based retail depository relationships
  - Today, we are focused on gathering core DDA deposits from small business and consumers and represents $0.5bn of the overall deposit growth
  - We additionally maintain depository relationships in connection with our mortgage origination and servicing businesses, and with predominately MI governmental entities
  - Cost of total deposits equal to 0.51%

Total average deposits ($bn)


Retail deposits
Other deposits
+18.7% YOY
$6.2
$6.5
$7.0
$7.1
$7.4
4.9
5.0
5.2
5.3
5.5
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Q1 2015 total average deposits


Government & other 13%
Company controlled 13%
CD 11%
MMDA 3%
DDA 12%
Savings 48%
74% retail

Total : $7.4n
0.51% cost of total deposits

Flagstar Bancorp

Focus on driving consumer deposit growth

Affinity Relationships


Flagstar Bank
HOCKEYTOWN
DEBIT
VISA


Flagstar Bank
4000 1234 5678 9010
YOUR NAME HERE
DEBIT
VISA

Key retail accomplishments

- 3% growth in total personal savings accounts during Q1 2015
- 5% increase in average personal savings deposits per branch during Q1 2015
- Retail deposit fees are 2% higher than prior quarter and 12% higher than 2014 average

Average consumer deposits ($mm)


$4,765
$4,863
$5,063
$5,124
$5,236
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Deposit channel overviews:

Commercial, Company Controlled, Government

Average commercial ($mm)


$151
$172
$175
$191
$214
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

- Over the past year, treasury management services has driven:
  - 32% growth in commercial deposits
  - 102% growth in fee income
- Cost of deposit: 0.24%

Average company controlled ($mm)


$616
$682
$865
$836
$952
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

- Arise due to servicing of loans for others and represent the portion of the investor custodial accounts on deposit with the Bank
- Approximately $660mm of additional deposits are available at 3/31/2015 to return to our balance sheet once certain conditions are met
- Cost of deposit: 0.00% (highly efficient funding)

Average government ($mm)


$674
$803
$944
$994
$962
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

- We call on local governmental agencies, and other public units, as an additional source for deposit funding
- Cost of deposit: 0.43%

Lending

Portfolio and strategy overview

- **Flagstar's largest category of earning assets consists of loans held-for-investment, currently $4.4bn, gross**
  - Loans to consumers consist of residential first mortgage loans, HELOC and other
  - C&I / CRE lending is an important growth strategy, offering risk diversification and asset sensitivity
  - Warehouse loans are extended to other mortgage lenders, offering attractive risk-adjusted returns
- **Flagstar maintains a balance of mortgage loans held for sale, currently $1.2bn**
  - Essentially all of our mortgage loans produced are sold into the secondary market on a whole loan basis or by securitizing the loans into MBS
  - Flagstar has the option to direct a portion of the mortgage loans it originates to its own balance sheet
- **Flagstar also has a portfolio of FHA-insured or guaranteed delinquent loans securitized in Ginnie Mae pools, which it repurchases from time to time**

Total average loans ($bn)


Loans HFS
Gross Loans HFI
Government Guaranteed Loans
$6.6
$6.8
$7.1
$7.0
$7.0
1.3
4.0
1.3
1.2
4.1
1.5
1.2
4.2
1.7
1.1
4.2
1.7
0.9
4.3
1.8
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Q1 2015 average gross loans


1st Mortgage HFI 31%
2nds, HELOC & other 6%
Warehouse 9%
CRE and C&I 15%
GNMA buyouts 13%
1st Mortgage HFS 26%

Flagstar Bancorp

Lending: Commercial

Building an in-footprint C&I and CRE platform

Commercial loan balances ($bn)


Commercial & Industrial
Commercial Real Estate
Warehouse
77% YOY Increase
$1.2
0.4
0.5
0.3
$1.5
0.7
0.5
0.3
$1.5
0.6
0.6
0.4
$1.8
0.8
0.6
0.4
$2.1
1.1
0.6
0.4
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015

Unfunded commitment out. ($bn)	$1.8	$1.3	$1.2	$1.3	$1.1

Note: Commercial & Industrial loans include commercial lease financings

3/31/15 commercial loan portfolio (%)


C&I, $408 , 19%
CRE, $635 , 30%
Warehouse, $1,083 , 51%

Gross outstandings : $2,126mm
Total commitments: $3,144mm
Yield: 3.48%

Note: Commercial & Industrial loans include commercial lease financings

Flagstar Bancorp

Lending: Commercial

Predominately in-footprint and well diversified

C&I as of 3/31/15 - $408 MM (39% of total commercial loans)

Borrower type:


Financial / Insurance 28%
Services 42%
Manufact. 17%
Govt & Educ. 1%
Distribution 12%

Borrower location:


Other 8%
CA 7%
OH 8%
MN 9%
SC 10%
MI 58%

CRE as of 3/31/15 - $635 MM (61% of total commercial loans)

Property type:


Other 8%
Office 22%
Owner-Occupied Real Estate 22%
Retail 22%
Industrial 7%
Multifamily 19%

Property location:


NY 2%
Other 8%
NC 3%
GA 4%
CA 4%
MI 79%

Mortgages are originated primarily through the correspondent channel

Residential mortgage originations by channel ($bn)

Correspondent


$3.5
$4.4
$5.3
$4.8
$5.0
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

- ~700 correspondent partners in 50 states in Q1 2015
- Top 10 relationships account for 19% of overall correspondent volume
- Warehouse lines to over 240 correspondent relationships

Broker


$1.1
$1.3
$1.5
$1.5
$1.8
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

- ~550 brokerage relationships in 50 states in Q1 2015
- Top 10 relationships account for 25% of overall brokerage volume

Retail


$0.2
$0.3
$0.3
$0.3
$0.4
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

- 16 standalone home centers in 11 states
- Consumer direct is 35% of retail volume

Third-party originator oversight

- **Flagstar has been actively managing its Third-party Originator ("TPO") relationships to optimize risk and profitability**
  - Has maintained consistent market share while halving TPO relationships

Number of third party originators


2,681
2,011
1,369
1,246
12/31/2012
12/31/2013
12/31/2014
3/31/2015

Flagstar Bancorp

Net return on mortgage servicing asset

% return – MSR asset

% Return	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Net hedged profit (loss)	0.0%	0.8%	-0.7%	0.6%	-6.1%
Carry on asset	22.6%	22.1%	21.9%	21.5%	27.2%
Run-off	-6.6%	-9.5%	-11.8%	-14.7%	-22.3%
Gross MSR yield	**16.0%**	**13.4%**	**9.3%**	**7.4%**	**-1.3%**
Sale transaction & P/L	5.9%	-6.5%	-3.1%	-5.1%	-2.4%
Model Changes	0.0%	0.0%	-4.5%	0.0%	0.0%
Net MSR yield	**21.8%**	**6.9%**	**1.8%**	**2.3%**	**-3.7%**

$ return – MSR asset

$ Return	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015
Net hedged profit (loss)	($0.0)	$0.6	($0.5)	$0.4	($4.0)
Carry on asset	16.7	16.1	16.3	15.2	17.8
Run-off	(4.9)	(6.9)	(8.8)	(10.4)	(14.6)
Recurring MSR yield	**$11.8**	**$9.7**	**$6.9**	**$5.2**	**($0.8)**
Sale transaction & P/L	4.3	(4.7)	(2.3)	(3.6)	(1.6)
Model Changes	-	-	(3.3)	-	-
Total MSR yield	**$16.1**	**$5.0**	**$1.3**	**$1.6**	**($2.4)**
Average MSR Balance	**$300**	**$291**	**$295**	**$280**	**$265**

Enviable liquidity position

Gross loans/deposits


Gross loans HFS
Gross loans HFI
Gov. insured loans
110%
20%
64%
27%
104%
18%
66%
20%
95%
16%
58%
20%
96%
16%
63%
18%
98%
9%
61%
28%
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015

Available liquidity/total assets


Cash + AFS / assets
FHLB borrowing capacity / assets
31%
18%
14%
34%
18%
17%
43%
29%
14%
39%
22%
17%
33%
13%
21%
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/2015

Flagstar Bancorp

Available liquidity and funding

Quarter end balances and ratios($mm)

Available liquidity	3/31/14	6/30/14	9/30/14	12/31/14	3/31/15
Interest earning deposits	$162	$135	$62	$87	$198
Investment & trading securities	$1,207	$1,606	$1,378	$1,672	$2,295
Less: securities haircut	(60)	(80)	(69)	(84)	(115)
Less: pledged collateral	(4)	(2)	(1)	(0)	-
Liquid assets	**$1,305**	**$1,658**	**$1,371**	**$1,675**	**$2,379**
FHLB borrowing capacity	$1,708	$1,766	$2,775	$2,200	$1,476
Total available liquidity	**$3,014**	**$3,424**	**$4,145**	**$3,875**	**$3,855**
Liquid assets as a % of total assets	12.9%	15.9%	13.5%	16.2%	19.6%
FHLB Capacity as a % of total assets	17.8%	17.8%	28.8%	22.4%	12.8%
Available liquidity as a % of total assets	**31.4%**	**34.5%**	**43.1%**	**39.4%**	**33.3%**

Funding	3/31/14	6/30/14	9/30/14	12/31/14	3/31/15
Brokered deposits	$318	$357	$354	$392	$361
FHLB advances	1,125	1,032	150	514	1,625
Other debt	349	345	340	331	317
Total wholesale funding	**$1,792**	**$1,734**	**$844**	**$1,237**	**$2,303**
Wholesale funding as a % of total assets	**18.6%**	**17.5%**	**8.8%**	**12.6%**	**19.9%**

Flagstar Bancorp

Composition of liabilities

Quarter end liabilities ($mm)

($ in mm)	3/31/2014		6/30/2014		9/30/2014		12/31/2014		3/31/2015	
	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix	Balance	Mix
Retail deposits										
Demand	$700	8.5%	$707	8.3%	$685	8.3%	$726	8.6%	$751	7.4%
Savings	2,918	35.3%	3,105	36.3%	3,311	40.0%	3,427	40.5%	3,642	35.9%
Money market	246	3.0%	231	2.7%	220	2.7%	209	2.5%	196	1.9%
Certificates of deposit	956	11.6%	926	10.8%	854	10.3%	807	9.5%	769	7.6%
Total retail	**$4,820**	**58.4%**	**$4,969**	**58.1%**	**$5,070**	**61.3%**	**$5,169**	**61.0%**	**$5,358**	**52.8%**
Commercial deposits										
Demand	$111	1.3%	$106	1.2%	$121	1.5%	$133	1.6%	$139	1.4%
Savings	26	0.3%	33	0.4%	27	0.3%	27	0.3%	35	0.3%
Money market	25	0.3%	35	0.4%	37	0.4%	43	0.5%	56	0.6%
Certificates of deposit	3	0.0%	1	0.0%	1	0.0%	5	0.1%	6	0.1%
Total commercial	**$165**	**2.0%**	**$175**	**2.0%**	**$186**	**2.2%**	**$208**	**2.5%**	**$236**	**2.3%**
Government deposits										
Demand	$143	1.7%	$175	2.0%	$292	3.5%	$246	2.9%	$346	3.4%
Savings	251	3.0%	300	3.5%	410	5.0%	317	3.7%	356	3.5%
Certificates of deposit	337	4.1%	340	4.0%	376	4.5%	355	4.2%	240	2.4%
Total government	**$731**	**8.9%**	**$815**	**9.5%**	**$1,078**	**13.0%**	**$918**	**10.8%**	**$943**	**9.3%**
Company controlled deposits	$593	7.2%	$685	8.0%	$900	10.9%	$773	9.1%	$1,012	10.0%
Total deposits	**$6,310**	**76.4%**	**$6,644**	**77.7%**	**$7,234**	**87.4%**	**$7,069**	**83.5%**	**$7,549**	**74.4%**
FHLB Advances	1,125	13.6%	1,032	12.1%	150	1.8%	514	6.1%	1,625	16.0%
Other debt	349	4.2%	345	4.0%	340	4.1%	331	3.9%	317	3.1%
Other liabilities	476	5.8%	527	6.2%	550	6.6%	553	6.5%	660	6.5%
Total liabilities	**$8,260**	**100.0%**	**$8,547**	**100.0%**	**$8,274**	**100.0%**	**$8,467**	**100.0%**	**$10,152**	**100.0%**

Representation & Warranty reserve details

1st Quarter 2015

- Claims experience continues to perform better than what we have modeled
- Encouraged by government efforts to assess risk-based penalties on documentation flaws

Repurchase reserve ($mm)

(in millions)	3/31/14	6/30/14	9/30/14	12/31/14	3/31/14
Beginning balance	$54.0	$48.0	$50.0	$57.0	$53.0
Additions	(0.4)	7.0	14.5	(4.2)	0.4
Net charge-offs	(5.6)	(5.0)	(7.5)	0.2	(0.4)
Ending Balance	**$48.0**	**$50.0**	**$57.0**	**$53.0**	**$53.0**

Repurchase pipeline ($mm)


$69
$54
$31
$43
$58
3/31/2014
6/30/2014
9/30/2014
12/31/2014
3/31/15

Repurchase activity with Fannie and Freddie


Audit file pulls
Repurchase demands
Fannie Mae
Freddie Mac
Fannie Mae
Freddie Mac
1,716
640
1,076
169
1,581
646
935
150
1,354
588
766
177
1,475
487
988
265
1,634
449
1,185
237
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015

Repurchase demands / file pulls	37%	10%	10%	13%	18%

Flagstar Bancorp

First mortgage portfolio – by state

First mortgage portfolio, by state ($ in 000's)

	Loans Held for Sale					Loans Held for Investment				
State	ARM	Fixed	Balloon	Total	% of Total	ARM	Fixed	Balloon	Total	% of Total
CA	$81,693	$0	$741,396	$823,089	39.5%	$547,339	$127,264	$0	$674,603	33.5%
FL	11,693	125	149,273	161,091	7.7%	187,879	67,841	721	256,441	12.7%
MI	3,201	481	118,759	122,441	5.9%	165,134	49,995	955	216,084	10.7%
WA	7,086	-	45,937	53,023	2.5%	69,109	21,464	-	90,574	4.5%
AZ	2,912	-	54,204	57,116	2.7%	57,962	16,543	-	74,505	3.7%
CO	3,479	-	54,922	58,401	2.8%	34,522	8,381	-	42,903	2.1%
MD	1,273	-	40,006	41,279	2.0%	39,072	14,720	246	54,038	2.7%
NY	2,212	-	62,175	64,386	3.1%	20,857	18,636	534	40,026	2.0%
VA	2,310	-	31,745	34,055	1.6%	33,991	8,060	393	42,444	2.1%
TX	6,369	-	139,553	145,922	7.0%	35,334	19,596	-	54,930	2.7%
NJ	1,355	-	41,067	42,421	2.0%	23,792	13,288	713	37,793	1.9%
NV	912	-	7,953	8,865	0.4%	26,103	5,844	343	32,290	1.6%
IL	3,588	-	51,590	55,178	2.7%	31,930	16,125	307	48,363	2.4%
GA	439	-	25,717	26,156	1.3%	25,620	10,579	208	36,408	1.8%
OH	43	-	24,146	24,189	1.2%	17,858	5,807	302	23,967	1.2%
OTHER	16,822	165	346,697	363,685	17.5%	192,160	94,011	2,608	288,779	14.3%
Total	$145,387	$771	$1,935,142	$2,081,300	100.0%	$1,508,662	$498,156	$7,330	$2,014,148	100.0%

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items.

First mortgage portfolio – by vintage

First mortgage portfolio, by vintage ($ in 000's)

	Loans Held for Sale					Loans Held for Investment				
Vintage	ARM	Fixed	Balloon	Total	% of Total	ARM	Fixed	Balloon	Total	% of Total
Older	$114	$187	$0	$301	0.0%	$120,582	$21,258	$130	$141,970	7.0%
2004	556	613	-	1,169	0.1%	298,876	7,465	948	307,290	15.3%
2005	345	691	125	1,162	0.1%	362,599	12,813	400	375,813	18.7%
2006	11	1,185	-	1,196	0.1%	77,468	57,830	686	135,985	6.8%
2007	87	3,472	646	4,205	0.2%	186,445	213,926	4,290	404,661	20.1%
2008	-	8,960	-	8,960	0.4%	7,561	55,869	815	64,245	3.2%
2009	-	9,165	-	9,165	0.4%	5,683	21,475	-	27,158	1.3%
2010	-	2,689	-	2,689	0.1%	5,100	8,737	-	13,837	0.7%
2011	-	1,202	-	1,202	0.1%	12,709	10,694	60	23,463	1.2%
2012	-	879	-	879	0.0%	7,282	12,307	-	19,588	1.0%
2013	7,708	446	-	8,154	0.4%	29,442	13,541	-	42,983	2.1%
2014	102,739	21,684	-	124,423	6.0%	187,422	28,400	-	215,822	10.7%
2015	33,828	1,883,968	-	1,917,796	92.1%	207,493	33,841	-	241,334	12.0%
Total	$145,387	$1,935,142	$771	$2,081,300	100.0%	$1,508,662	$498,156	$7,330	$2,014,148	100.0%

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items.

Flagstar Bancorp

First Mortgage Portfolio – by Original FICO

First mortgage portfolio, by original FICO ($ in 000's)

	Loans Held for Sale					Loans Held for Investment				
Original FICO	ARM	Fixed	Balloon	Total	% of Total	ARM	Fixed	Balloon	Total	% of Total
<580	$93	$4,957	$0	$5,049	0.2%	$5,065	$12,957	$181	$18,203	0.9%
580-619	-	16,199	-	16,199	0.8%	6,455	24,722	545	31,722	1.6%
620-659	1,403	189,322	-	190,725	9.2%	63,014	52,473	412	115,899	5.8%
660-699	5,826	364,935	-	370,761	17.8%	296,517	103,345	1,266	401,128	19.9%
>699	138,066	1,359,729	771	1,498,566	72.0%	1,137,610	304,659	4,927	1,447,196	71.9%
Total	$145,387	$1,935,142	$771	$2,081,300	100.0%	$1,508,662	$498,156	$7,330	$2,014,148	100.0%

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items.

First Mortgage Portfolio – by Original LTV

First mortgage portfolio, by original LTV ($ in 000's)

	Loans Held for Sale					Loans Held for Investment				
Orignal LTV	ARM	Fixed	Balloon	Total	% of Total	ARM	Fixed	Balloon	Total	% of Total
<=70.00%	$71,325	$530,664	$0	$601,989	28.9%	$537,628	$143,392	$1,552	$682,573	33.9%
>70.00% - 79.99%	58,151	557,089	606	615,845	29.6%	857,680	234,732	2,570	1,094,983	54.4%
>80.00% - 89.99%	9,250	218,434	165	227,849	10.9%	78,270	46,465	1,869	126,604	6.3%
>90.00% - 99.99%	6,662	609,764	-	616,426	29.6%	34,024	67,041	1,338	102,403	5.1%
>100.00% -109.99%	-	16,657	-	16,657	0.8%	695	4,113	-	4,808	0.2%
>110.00% -124.99%	-	2,029	-	2,029	0.1%	365	1,828	-	2,193	0.1%
>125.00%	-	504	-	504	0.0%	-	584	-	584	0.0%
Total	$145,387	$1,935,142	$771	$2,081,300	100.0%	$1,508,662	$498,156	$7,330	$2,014,148	100.0%

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items.

Flagstar Bancorp

First Mortgage Portfolio – by HPI Adjusted LTV

1st Quarter 2015

First mortgage portfolio, by HPI Adjusted LTV($ in 000's)

	Loans Held for Sale					Loans Held for Investment				
HPI Adjusted LTV	ARM	Fixed	Balloon	Total	% of Total	ARM	Fixed	Balloon	Total	% of Total
<=70.00%	$80,516	$540,950	$0	$621,465	29.9%	$817,349	$189,380	$1,336	$1,008,065	50.0%
>70.00% - 79.99%	49,640	552,675	-	602,315	28.9%	346,589	100,217	1,449	448,255	22.3%
>80.00% - 89.99%	8,302	213,130	165	221,597	10.6%	166,391	91,528	331	258,250	12.8%
>90.00% - 99.99%	6,775	556,977	606	564,358	27.1%	110,863	69,624	2,392	182,878	9.1%
>100.00% -109.99%	154	64,456	-	64,610	3.1%	43,381	23,910	826	68,118	3.4%
>110.00% -124.99%	-	5,118	-	5,118	0.2%	19,541	15,725	465	35,730	1.8%
>125.00%	-	1,836	-	1,836	0.1%	4,549	7,772	531	12,852	0.6%
Total	$145,387	$1,935,142	$771	$2,081,300	100.0%	$1,508,662	$498,156	$7,330	$2,014,148	100.0%

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items.

Interest-only loan portfolio

Concentrated in states with high home price appreciation

Interest-only loan portfolio, by state ($ in 000's)

	2015		2016		2017		2018		Other		Total	
State	Count	UPB	Count	UPB	Count	UPB	Count	UPB	Count	UPB	Count	UPB
CA	158	$62,371	35	$13,887	174	$98,123	6	$2,649	1	$25	374	$177,055
FL	194	46,315	46	12,539	58	23,741	2	773	5	561	305	83,930
MI	74	13,189	8	1,743	17	5,348	1	585	484	24,896	584	45,762
WA	50	13,108	14	3,610	39	17,424	3	897	-	-	106	35,039
AZ	62	15,730	13	3,196	31	14,890	-	-	1	350	107	34,166
CO	24	4,778	6	1,492	12	5,641	-	-	1	209	43	12,120
MD	31	10,324	9	2,990	21	10,219	1	234	1	357	63	24,123
NY	10	3,900	3	967	6	2,300	1	269	1	357	21	7,793
VA	29	9,393	3	964	12	6,238	-	-	-	-	44	16,595
TX	7	1,146	-	-	4	2,573	1	845	-	-	12	4,564
NJ	13	3,563	3	889	6	2,879	-	-	-	-	22	7,331
NV	26	6,332	-	-	8	2,825	-	-	-	-	34	9,157
Other	179	45,764	47	9,828	84	36,924	4	1,492	5	610	319	94,619
Total	**857**	**$235,913**	**187**	**$52,104**	**472**	**$229,125**	**19**	**$7,745**	**499**	**$27,366**	**2,034**	**$552,253**

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items; Population is fixed as of 12/31/2011; Excludes any resolutions.

Home appreciation by state

State	1 Year	National Rank
CA	7.65%	7
FL	7.75%	6
All	4.91%	N/A

Source: FHFA Q4 2014 HPI Index

Flagstar Bancorp

FV of HELOCs

- Revised loan specific loss model indicated a fair value adjustment for higher expected losses
- Flagstar is returning 3rd party serviced HELOCs in-house to improve performance of end-of-term maturities

UPB of FV HELOCs reaching end-of-term by year


Flagstar serviced
3rd party serviced
$8
$68
$4
$40
$42
$18
$15
$2
2015
2016
2017
Thereafter

Life-to-date end-of-term default rates FV HELOCs


7.0%
13.6%
Flagstar serviced
3rd party serviced

Estimated cumulative default rates – 3rd party serviced


Q4'14 Estimated CDR
Q1'15 Estimated CDR
6.9%
22.6%
7.8%
19.4%
2005-1
2006-2

Estimated expected losses – 3rd party serviced


Q4'14 Estimated EL
Q1'15 Estimated EL
5.0%
11.5%
5.9%
6.1%
2005-1
2006-2

Flagstar Bancorp

Non-performing Loans HFI – by State

First mortgage portfolio, by HPI Adjusted LTV($ in 000's)

	Type of Mortgage						
State	1st Mortgages	% of 1st Mortgages	2nd Mortgages	HELOC	Consumer	Total Mortgages	% of Total
FL	$16,600	21.3%	$133	$648	$0	$17,381	20.8%
CA	14,658	18.8%	440	317	-	15,415	18.4%
NY	7,962	10.2%	25	261	-	8,248	9.9%
NJ	5,712	7.3%	19	262	-	5,993	7.2%
MI	3,497	4.5%	417	787	98	4,799	5.7%
IL	3,420	4.4%	20	49	-	3,489	4.2%
MD	2,558	3.3%	87	237	-	2,882	3.4%
HI	2,471	3.2%	-	213	-	2,684	3.2%
WA	2,127	2.7%	103	61	-	2,291	2.7%
TX	1,780	2.3%	114	-	1	1,895	2.3%
GA	1,487	1.9%	37	58	-	1,582	1.9%
MA	1,090	1.4%	89	205	-	1,384	1.7%
NV	1,276	1.6%	-	56	-	1,332	1.6%
AZ	1,122	1.4%	165	-	1	1,288	1.5%
PA	1,254	1.6%	10	-	-	1,264	1.5%
OTHER	10,772	13.8%	377	599	1	11,749	14.0%
Total	$77,786	100.0%	$2,036	$3,753	$101	$83,676	100.0%

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items.

Flagstar Bancorp

Non-performing Loans HFI – by Vintage

First mortgage portfolio, by HPI Adjusted LTV($ in 000's)

	Type of Mortgage						
Vintage	1st Mortgages	% of 1st Mortgages	2nd Mortgages	HELOC	Consumer	Total Mortgages	% of Total
Older	$6,211	8.0%	$247	$154	$2	$6,614	7.9%
2004	15,351	19.7%	74	1,243	1	16,669	19.9%
2005	5,587	7.2%	507	933	-	7,027	8.4%
2006	7,799	10.0%	168	816	3	8,786	10.5%
2007	28,158	36.2%	877	468	5	29,508	35.3%
2008	11,925	15.3%	-	52	-	11,977	14.3%
2009	998	1.3%	-	-	-	998	1.2%
2010	252	0.3%	88	-	30	370	0.4%
2011	694	0.9%	75	-	-	769	0.9%
2012	-	0.0%	-	40	6	46	0.1%
2013	575	0.7%	-	47	4	626	0.7%
2014	236	0.3%	-	-	50	286	0.3%
Total	$77,786	100.0%	$2,036	$3,753	$101	$83,676	100.0%

Note: Reflects unpaid principal balance, net of write downs, of underlying loans before accounting adjustments for discounts and other items.

Supplemental capital ratios

$mm – Basel III (transitional) to Basel III (fully phased-in)

Flagstar Bancorp	Common Equity Tier 1 (to Risk Weighted Assets)	Tier 1 Leverage (to Adjusted Tangible Assets)	Tier 1 Capital (to Risk Weighted Assets)	Total Risk-Based Capital (to Risk Weighted Assets)
Regulatory capital as of 3/31/15				
Basel III (transitional)	$909	$1,257	$1,257	$1,336
Increased deductions related to deferred tax assets, mortgage servicing assets, and other capital components	($356)	($197)	($197)	($196)
Basel III (fully phased-in) capital[(1)]	**$553**	**$1,060**	**$1,060**	**$1,140**
Risk-weighted assets as of 3/31/15				
Basel III assets (transitional)	$5,909	$10,454	$5,909	$5,909
Net change in assets	$3	($197)	$3	$3
Basel III (fully phased-in) assets[(1)]	**$5,912**	**$10,257**	**$5,912**	**$5,912**
Capital ratios				
Basel III (transitional)	15.38%	12.02%	21.26%	22.61%
% Basel III (fully phased-in)[(1)]	**9.36%**	**10.34%**	**17.93%**	**19.28%**

1) On January 1, 2015, the Basel III rules became effective, subject to transitions provisions primarily related to regulatory deductions and adjustments impacting common equity Tier 1 capital and Tier 1 capital. We reported under Basel I (which included the Market Risk Final Rules) at December 31, 2014.

Supplemental capital ratios

$mm – Basel I to Basel III (transitional) as of 12/31/14

Flagstar Bancorp	Common Equity Tier 1 (to Risk Weighted Assets)	Tier 1 Leverage (to Adjusted Tangible Assets)	Tier 1 Capital (to Risk Weighted Assets)	Total Risk-Based Capital (to Risk Weighted Assets)
Regulatory capital as of 12/31/14				
Basel I capital	N/A	$1,184	$1,184	$1,252
Net change in capital	N/A	$37	$37	$37
Basel III (transitional) capital(1)	**$876**	**$1,221**	**$1,221**	**$1,289**
Risk-weighted assets as 12/31/14				
Basel I assets	N/A	$9,403	$5,190	$5,190
Net change in assets	N/A	$351	$42	$42
Basel III (transitional) assets(1)	**$5,232**	**$9,755**	**$5,232**	**$5,232**
Capital ratios				
Basel I	N/A	12.59%	22.81%	24.12%
Basel III (transitional)(1)	**16.74%**	**12.52%**	**23.34%**	**24.64%**

1) On January 1, 2015, the Basel III rules became effective, subject to transitions provisions primarily related to regulatory deductions and adjustments impacting common equity Tier 1 capital and Tier 1 capital. We reported under Basel I (which included the Market Risk Final Rules) at December 31, 2014.

Supplemental capital ratios

$mm – Basel III (fully phased-in) to Basel III (fully phased-in with TARP payoff)

Flagstar Bancorp	Common Equity Tier 1 (to Risk Weighted Assets)	Tier 1 Leverage (to Adjusted Tangible Assets)	Tier 1 Capital (to Risk Weighted Assets)	Total Risk-Based Capital (to Risk Weighted Assets)
Regulatory capital as of 3/31/15				
Basel III (transitional)	$553	$1,060	$1,060	$1,140
Net change in capital	($73)	($340)	($340)	($340)
Basel III (fully phased-in) capital[(1)]	**$480**	**$720**	**$720**	**$799**
Risk-weighted assets as of 3/31/15				
Basel III assets (transitional)	$5,912	$10,257	$5,912	$5,912
Net change in assets	($91)	($10)	($91)	($91)
Basel III (fully phased-in) assets[(1)]	**$5,821**	**$10,247**	**$5,821**	**$5,821**
Capital ratios				
Basel III (transitional)	9.36%	10.34%	21.26%	19.28%
% Basel III (fully phased-in)[(1)]	**8.25%**	**7.03%**	**12.37%**	**13.73%**

1) On January 1, 2015, the Basel III rules became effective, subject to transitions provisions primarily related to regulatory deductions and adjustments impacting common equity Tier 1 capital and Tier 1 capital. We reported under Basel I (which included the Market Risk Final Rules) at December 31, 2014.

Efficiency ratio and earnings per share

1st Quarter 2015

$mm

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Net interest income (a)	$64.9	$61.3	$64.4	$62.4	$58.2
Noninterest income (b)	118.3	98.4	85.2	102.5	75.0
Less provisions:					
Representation and warranty reserve - change in estimate	(1.5)	(6.1)	2.2	5.2	(1.7)
Adjusting items :					
Loan fees and charges (1)	-	-	-	(10.0)	-
Representation and warranty reserve – change in estimate (2)	-	-	10.3	-	-
Other noninterest income (3)	-	-	-	-	21.1
Adjusted noninterest income	$118.3	$98.4	$95.5	$92.5	$96.1
Adjusted income (c)	**$181.7**	**$153.7**	**$162.1**	**$160.1**	**$152.6**
Noninterest expense (d)	$137.0	$139.2	$179.4	$121.4	$139.3
Adjusting items :					
Legal and professional expense (4)	-	-	(1.1)	(2.9)	-
Other noninterest expense (5)	-	-	(37.5)	10.0	-
Adjusted noninterest expense (e)	**$137.0**	**$139.2**	**$140.8**	**$128.5**	**$139.3**
Efficiency ratio (d/(a+b))	**74.8%**	**87.2%**	**120.0%**	**73.6%**	**104.6%**
Efficiency ratio (adjusted) (e/c)	**75.4%**	**90.6%**	**86.8%**	**80.2%**	**91.3%**
Net (loss) income applicable to common stockholders	$31.5	$11.1	($27.6)	$25.5	($78.9)
Adjustment to remove adjusting items	-	-	49.0	(17.1)	21.1
Tax impact of adjusting items	-	-	(13.6)	6.0	(7.4)
Adjusting tax item	-	-	-	-	-
Adjusted net (loss) income applicable to common stockholders	**$31.5**	**$11.1**	**$7.7**	**$14.4**	**($65.2)**
Diluted (loss) income per share	$0.43	$0.07	($0.61)	$0.33	($1.51)
Adjustment to remove adjusting items	-	-	0.86	(0.31)	0.38
Tax impact of adjusting items	-	-	(0.24)	0.11	(0.13)
Adjusting tax item	-	-	-	-	-
Diluted adjusted (loss) income per share	**$0.43**	**$0.07**	**$0.01**	**$0.13**	**($1.26)**
Weighted average shares outstanding					
Basic	56,385,454	56,310,858	56,249,300	56,230,458	56,194,184
Diluted	56,775,039	56,792,751	56,249,300	56,822,102	56,194,184

1) Reverse benefit for contract renegotiation.
2) Add back reserve increase related to indemnifications claims on government insured loans.
3) Negative fair value adjustment on repurchased performing loans and a benefit for contract renegotiation.
4) Adjust for legal expenses related to the litigation settlements during the respective periods.
5) Adjust for CFPB litigation settlement expense.

Quarterly noninterest expense, adjusted

$mm

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Fixed expenses					
Compensation and benefits	$60.8	$59.0	$53.5	$55.2	$65.6
Occupancy and equipment	19.9	20.1	20.5	19.4	20.4
Asset resolution	7.8	13.4	13.7	17.9	11.5
Other noninterest expense(1)	26.4	26.8	32.3	19.2	26.8
Total fixed expenses	**$114.9**	**$119.3**	**$120.0**	**$111.7**	**$124.3**
Variable expenses					
Commissions	$10.4	$9.3	$10.3	$8.5	$7.2
Loan processing expenses	11.7	10.6	10.5	8.2	7.7
Total variable expenses	**$22.1**	**$19.9**	**$20.8**	**$16.7**	**$15.0**
Non-recurring items (excluded)					
Other noninterest expenses	$0.0	$0.0	$38.6	($7.1)	$0.0
Total non-recurring items	**$0.0**	**$0.0**	**$38.6**	**($7.1)**	**$0.0**
Total noninterest expense	**$137.0**	**$139.2**	**$179.4**	**$121.4**	**$139.3**

1) Other noninterest expense includes Federal insurance premiums, legal and professional expense and other noninterest expense

Flagstar Bancorp

Quarterly noninterest expense, annualized

$mm	1H 2013 Run Rate	2H 2013 Run Rate	FY 2014
Fixed expenses			
Compensation and benefits	$148.2	$131.2	$233.3
Occupancy and equipment	41.6	38.4	80.4
Asset resolution	32.3	19.7	56.5
Other noninterest expense(1)	83.5	78.1	105.2
Total fixed expenses	**$305.6**	**$267.4**	**$475.3**
Variable expenses			
Commissions	$32.9	$21.5	$35.4
Loan processing expenses	32.5	19.7	37.0
Total variable expenses	**$65.4**	**$41.2**	**$72.4**
Non-recurring items (excluded)			
Other noninterest expenses	$0.0	$0.0	$31.5
Total non-recurring items	**$0.0**	**$0.0**	**$31.5**
Total noninterest expense	**$371.0**	**$308.6**	**$579.2**
Annualized fixed expenses	**$611.2**	**$534.8**	**$475.3**
Annualized variable expenses	**$130.8**	**$82.4**	**$72.4**

1) Other noninterest expense includes Federal insurance premiums, legal and professional expense and other noninterest expense